Mail Stop 3720

January 5, 2007

Ralph E. Hardy, Esq.
Executive Vice President and General Counsel
National CineMedia, Inc.
9110 E. Nichols Ave., Suite 200
Centennial, Colorado 80112-3405

> **Re:** **National CineMedia, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 21, 2006**
> **File No. 333-137976**

Dear Mr. Hardy:

We have reviewed your amended filing and have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1.   We note your response to comment one. Since you are the successor of National CineMedia, LLC, it appears to us that the financial statements of the Registrant should be included in the registration statement. Please revise or advise.

2.   We note your response to comment six. Please expand note 8 on page 41 to discuss the impact on your consolidation accounting policy if any director designee to NCM Inc.'s board designated by any founding member is not appointed to NCM Inc. board. In this regard, we note your response indicating that if the approval rights noted above are triggered, the consolidation of NCM, LLC into NCM, Inc. would be reevaluated at that time. However, based on the nature of the rights addressed in your response, it appears to us that these rights should be considered participatory rights are therefore consolidation would no be appropriate. Please revise or advise.

3.   Please file the third party consents for the reports that were prepared specifically for you. See comment five to our letter dated November 9, 2006.

Management, page 102

4.   Please note that in your next amendment you should include executive compensation information for the most recently-completed fiscal year.

*   *   *   *   *

Please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389, or Cheryl Grant, Senior Staff Attorney, at (202) 551-3359 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: *Via fax: (303) 866-0200*
        W. Dean Salter, Esq.
        Holme, Roberts & Owen, LLP